# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Polestar Automotive Holding UK PLC, CIK 0001884082
CUSIP: 731105201
Title of class of securities: Class A American Depositary Shares, Class A Ordinary Shares, par value $0.01 each
Address of issuer's principal executive offices: Assar Gabrielssons Vag 9, Gothenburg, Sweden (V7), 405 31
Date of event which requires filing of this statement: 07/22/2025
Amends the filing with accession number 0001104659-25-060665
Filed by CIK 0001965905
Persons authorized to receive notices and communications: Zhejiang Geely Holding Group, No. 1760 Jiangling Road, Binjiang District, Hangzhou, China (F4), 310051, 86 (571) 2809 8282

## Reporting persons
- Eric Li (CIK 0001965905): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: working capital (WC), other (OO); sole voting power 2,184,554,666; shared voting power 0; sole dispositive power 1,915,521,491; shared dispositive power 0; aggregate amount beneficially owned 1,915,521,491 (82.9% of the class)
- Volvo Car Corporation (CIK 0001936654): type of reporting person: corporation (CO); citizenship or place of organization: Sweden (V7); source of funds: working capital (WC), other (OO); sole voting power 380,322,995; shared voting power 0; sole dispositive power 380,322,995; shared dispositive power 0; aggregate amount beneficially owned 380,322,995 (16.5% of the class)
- PSD Investment Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 1,287,523,102; shared voting power 0; sole dispositive power 1,018,489,927; shared dispositive power 0; aggregate amount beneficially owned 1,018,489,927 (44.1% of the class)
- PSD Capital Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 1,287,523,102; shared voting power 0; sole dispositive power 1,018,489,927; shared dispositive power 0; aggregate amount beneficially owned 1,018,489,927 (44.1% of the class)
- Snita Holding B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: affiliate funds (AF), other (OO); sole voting power 380,322,995; shared voting power 0; sole dispositive power 380,322,995; shared dispositive power 0; aggregate amount beneficially owned 380,322,995 (16.5% of the class)
- Volvo Car AB (CIK 0001899294): type of reporting person: corporation (CO); citizenship or place of organization: Sweden (V7); source of funds: working capital (WC), other (OO); sole voting power 380,322,995; shared voting power 0; sole dispositive power 0; shared dispositive power 380,322,995; aggregate amount beneficially owned 380,322,995 (16.5% of the class)
- Geely Sweden Holdings AB: type of reporting person: corporation (CO); citizenship or place of organization: Sweden (V7); source of funds: working capital (WC), other (OO); sole voting power 897,031,564; shared voting power 0; sole dispositive power 897,031,564; shared dispositive power 0; aggregate amount beneficially owned 897,031,564 (38.8% of the class)
- Shanghai Geely Zhaoyuan International Investment Co., Ltd: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC), other (OO); sole voting power 897,031,564; shared voting power 0; sole dispositive power 897,031,564; shared dispositive power 0; aggregate amount beneficially owned 897,031,564 (38.8% of the class)
- Beijing Geely Wanyuan International Investment Co., Ltd: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC), other (OO); sole voting power 897,031,564; shared voting power 0; sole dispositive power 897,031,564; shared dispositive power 0; aggregate amount beneficially owned 897,031,564 (38.8% of the class)
- Beijing Geely Kaisheng International Investment Co., Ltd: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC), other (OO); sole voting power 897,031,564; shared voting power 0; sole dispositive power 897,031,564; shared dispositive power 0; aggregate amount beneficially owned 897,031,564 (38.8% of the class)
- Zhejiang Geely Holding Group Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC), other (OO); sole voting power 897,031,564; shared voting power 0; sole dispositive power 897,031,564; shared dispositive power 0; aggregate amount beneficially owned 897,031,564 (38.8% of the class)
- Geely Sweden Automative Investment B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: working capital (WC), other (OO); sole voting power 502,156,334; shared voting power 0; sole dispositive power 502,156,334; shared dispositive power 0; aggregate amount beneficially owned 502,156,334 (21.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A American Depositary Shares, Class A Ordinary Shares, par value $0.01 each
Name of issuer: Polestar Automotive Holding UK PLC
Address of issuer's principal executive offices: Assar Gabrielssons Vag 9, Gothenburg, Sweden (V7), 405 31
Comment: This Amendment No. 7 to Schedule 13D ("Amendment No. 7") amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on July 7, 2022 (as amended to date, the "Statement"), relating to Class A ordinary shares, par value $0.01 per share (the "Class A Shares") of Polestar Automotive Holding UK PLC, a limited company incorporated under the laws of England and Wales (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented by inserting the following:

On July 23, 2025 (the "Closing Date"), PSD Investment Limited acquired 190,476,190 Class A ADS shares from the Issuer for an aggregate purchase price of $200,000,000 pursuant to the previously disclosed Purchase Agreement (the "July 2025 PIPE"). The price per Class A ADS was $1.05, equal to the volume weighted average closing sale price of one Class A ADS as reported by NASDAQ for the 5 trading days immediately preceding the date of the Purchase Agreement. PSD Investment Limited used working capital to fund these purchases.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented by inserting the following:

Conversion and Closing of Purchase Agreement

On July 22, 2025, PSD Investment Limited converted 20,000,000 Class B ADS shares into Class A ADS shares to ensure PSD Investment Limited's voting power remains below 50%.

On the Closing Date, PSD Investment Limited acquired 190,476,190 Class A ADS shares from the Issuer for an aggregate purchase price of $200,000,000 in the July 2025 PIPE. Additionally, PSD Investment Limited and the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") to grant PSD Investment Limited customary registration rights with respect to the Class A ADSs purchased in the July 2025 PIPE.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Statement is hereby amended and restated in its entirety as follows:

The information contained on the cover pages to this Statement is incorporated herein by reference.

The percentages of beneficial ownership set forth herein are based on (i) 2,279,875,579 Class A Shares in the form of Class A ADSs and (ii) 29,892,575 Class B Shares in the form of Class B ADSs, issued and outstanding as of the Closing Date.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Statement is hereby amended and restated in its entirety as follows:

The information contained on the cover pages to this Statement is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Statement is hereby amended and supplemented as follows:

Except as described in Item 4 of this Amendment No. 7, the Reporting Persons have not effected any transactions in the Issuer's Shares since the most recent filing of Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented by inserting the following:

Item 4 above summarizes certain provisions of the Registration Rights Agreement and is incorporated herein by reference. A copy of the Registration Rights Agreement is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Statement is hereby amended and supplemented by inserting the following:

Exhibit 4: Registration Rights Agreement, dated July 23, 2025, by and between Polestar Automotive Holding UK PLC and PSD Investment Limited (incorporated by reference to Exhibit 10.1 of the Issuer's Form 6-K filed with the Securities and Exchange Commission on July 23, 2025).

## Signatures
- Eric Li: /s/ Eric Li, Eric Li (Shufu Li) (07/24/2025)
- Volvo Car Corporation: /s/ Hakan Samuelsson, Hakan Samuelsson, Director (07/24/2025)
- Volvo Car Corporation: /s/ Helen Hu, Helen Hu, Director & Authorized Signatory (07/24/2025)
- PSD Investment Limited: /s/ Shufu Li, Shufu Li, Sole Director (07/24/2025)
- PSD Capital Limited: /s/ Shufu Li, Shufu Li, Sole Director (07/24/2025)
- Snita Holding B.V.: /s/ Fredrik Hansson, Fredrik Hansson, Authorized Signatory (07/24/2025)
- Snita Holding B.V.: /s/ Helen Hu, Helen Hu, Director (07/24/2025)
- Volvo Car AB: /s/ Hakan Samuelsson, Hakan Samuelsson, Director (07/24/2025)
- Volvo Car AB: /s/ Helen Hu, Helen Hu, Authorized Signatory (07/24/2025)
- Geely Sweden Holdings AB: /s/ Shufu Li, Shufu Li, Director (07/24/2025)
- Geely Sweden Holdings AB: /s/ Donghui Li, Donghui Li, Director (07/24/2025)
- Shanghai Geely Zhaoyuan International Investment Co., Ltd: /s/ Donghui Li, Donghui Li, Director (07/24/2025)
- Beijing Geely Wanyuan International Investment Co., Ltd: /s/ Quan Zhang, Quan Zhang, Director (07/24/2025)
- Beijing Geely Kaisheng International Investment Co., Ltd: /s/ Quan Zhang, Quan Zhang, Director (07/24/2025)
- Zhejiang Geely Holding Group Company Limited: /s/ Donghui Li, Donghui Li, Legal Representative & Director (07/24/2025)
- Geely Sweden Automative Investment B.V.: /s/ Per Ansgar, Per Ansgar, Director (07/24/2025)
- Geely Sweden Automative Investment B.V.: /s/ Quan Zhang, Quan Zhang, Director (07/24/2025)